FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Launches Offering for Mobile Deployment of Enterprise Applications

PRESS RELEASE

Magic Software Launches Offering for Mobile Deployment of Enterprise Applications

First Phase Includes Support for BlackBerry

Or Yehuda, Israel, May 11, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of Cloud-enabled and on-premise application platforms and business integration solutions, today announced the launch of its new uniPaaS offering for mobile deployment of enterprise applications. Magic Software’s mobile offering successfully addresses even the most complex work flow scenarios, such as deployment of multiple core enterprise applications across multiple back-end systems, and targets the widest range of smartphones, without compromising functionality or security.

Magic Software’s mobile offering is a powerful application platform for developing enterprise solutions that run natively on multiple smartphone platforms. The platform can also extend the reach of existing core business applications to any smartphone. This versatile solution enables smartphone users not only to access a vast array of mobile applications, but also to perform any business task, such as securely accessing ERP, CRM, or HR systems, in real-time and from any location, with the user-friendly experience of their mobile phone.

Mobile technology is the fastest growing area of software development in the world today. According to Gartner, in 2010, worldwide smartphone sales to end users totalled approximately 300 million units, an increase of 72% as compared with 2009. Enterprise mobile users throughout the global business community (numbering 1.19 billion by 2013, and accounting for 34.9% of the workforce, according to a recently published IDC forecast) want and expect to be connected to their core enterprise systems from their mobile devices wherever they are; in business meetings, in transit, or out to lunch.

 “With today’s proliferation of smartphones, companies require a mobile development strategy that targets multiple operating systems,” said Guy Bernstein, CEO of Magic Software. “Our solution addresses the challenges of enterprise mobility by providing enterprises with a device-independent and future-proof approach. With this new offering, we can provide organizations, and in particular corporate IT teams, with a highly efficient and versatile platform for developing mobile enterprise applications, as well as presenting independent software vendors (ISVs) with a golden opportunity to generate new business. In addition, this offering not only supports mobile deployment, but also paves the way for Cloud deployment of enterprise applications with the same development effort.”

Magic Software’s mobile offering is delivered by its metadata-driven uniPaaS application platform, based on proven RIA technology and combined with enterprise application integration capabilities. uniPaaS enables the most cost-effective and seamless deployment of mobile, Cloud, RIA, Web, desktop, and SOA applications, as developers can use a single development effort for all these modes of deployment. The same single development paradigm supports all mobile operating systems, including Apple iOS, Google Android, RIM BlackBerry, and any future mobile platform.

In phase I of this launch, Magic Software is offering support for the BlackBerry mobile platform, which, according to Forrester’s Forrsights Workforce Employee Survey 2010, is currently the most widely used mobile platform in the world for enterprise-related tasks. The support for BlackBerry comes in addition to Magic Software’s support for the Windows Mobile platform, and demonstrates the ability of the mobile offering’s core architecture to support multiple client operating systems from a single application source.

Leveraging years of proven experience, a large and fast-growing installed base, and established technological leadership, Magic Software brings a Total Mobility Experience for any enterprise application on any smartphone, now and in the future.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Launches Offering for Mobile Deployment of Enterprise Applications

Exhibit 10.1